UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

AMARIN CORPORATION PLC
(Name of Issuer)
Ordinary Shares, par value 50 pence per share
(Title of Class of Securities)
023111206
(CUSIP Number)
Christopher Fuglesang
Boxer Capital, LLC
445 Marine View Avenue, Suite 100
Del Mar, CA 92014
(858) 400-3112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	023111206

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,875,000* (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

4,875,000* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,875,000* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%** (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* = Includes Ordinary Shares beneficially owned and the right to acquire Ordinary Shares under a Warrant. See Items 4 and 5.
** = Based on 100,426,974 shares outstanding. See Item 5(a).

Page 2 of 13 Pages

CUSIP No.	023111206

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	7	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,875,000* (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

4,875,000* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,875,000* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%** (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* = Includes Ordinary Shares beneficially owned and the right to acquire Ordinary Shares under a Warrant. See Items 4 and 5.
** = Based on 100,426,974 shares outstanding. See Item 5(a).

Page 3 of 13 Pages

CUSIP No.	023111206

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,875,000* (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

4,875,000* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,875,000* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%** (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Ordinary Shares beneficially owned and the right to acquire Ordinary Shares under a Warrant. See Items 4 and 5.
** = Based on 100,426,974 shares outstanding. See Item 5(a).

Page 4 of 13 Pages

CUSIP No.	023111206
Item 1. Security and Issuer.
This Schedule 13D (the “Schedule 13D”) relates to the beneficial ownership of ordinary shares, 50 pence par value per share (each an “Ordinary Share,” and, collectively, the “Ordinary Shares”), of Amarin Corporation plc (the “Issuer”), each ordinary share represented by one American Depositary Share (each, an “ADS,” and, collectively, the “ADSs “). The ADSs are listed on the Nasdaq Capital Market. The Issuer’s principal offices are located at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.
Item 2. Identity and Background.
The Reporting Persons (as hereafter defined) are Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), and Joseph Lewis (together with Boxer Capital and Boxer Management, “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. Each of Boxer Capital and Boxer Management is primarily engaged in the business of investing in securities. Joseph Lewis’ present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital and Boxer Management.
The principal business address of Boxer Capital is: 445 Marine View Avenue, Suite 100 Del Mar, CA 92014. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.
The Reporting Persons entered into a Management Rights Agreement, as more fully defined in Item 4 below, with the Issuer and other Investors (as defined below) including David Brabazon, Thomas G. Lynch, Dr. Simon Kukes, and Anthony R. Roberts, Caduceus Private Investments III, LP, OrbiMed Associates III, LP, Sofinnova Venture Partners VII, L.P., Fountain Healthcare Partners Fund 1, L.P., Abingworth Bioventures V, L.P., Abingworth Bioventures V Co-Invest Growth Equity Fund LP, Abingworth Bioequities Master Fund Limited collectively, “Abingworth”), Stichting Depositary APG Developed Markets Equity Pool (LSP), Longitude Capital Associates, L.P. and Longitude Venture Partners, L.P. (collectively, the “Investors”). The group formed by the Reporting Persons and the Investors may be deemed to beneficially own in the aggregate 86,294,391 Ordinary Shares, which represents 69.38% of the Ordinary Shares, taking into effect the Ordinary Shares issuable upon the exercise of any warrants issued in the Transaction. However, the Reporting Persons disclaim any beneficial ownership in any securities held, or which may be acquired, by the Investors. The Investors have reported or will report their beneficial ownership of the Ordinary Shares.
Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Boxer Capital and Boxer Management. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Ordinary Shares.
The Reporting Persons have not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Page 5 of 13 Pages

CUSIP No.	023111206
Item 3. Source and Amount of Funds or Other Consideration.
The aggregate purchase price of the Ordinary Shares and the Warrant purchased by the Reporting Persons in the Transaction was $3,250,000. The source of the funding for the purchase of the Ordinary Shares was the general working capital of Boxer Capital.
Item 4. Purpose of Transaction.
The Reporting Persons acquired their positions in the Ordinary Shares for investment purposes.
Stock Purchase Agreement
On October 13, 2009, Boxer Capital entered into a stock purchase agreement with the Issuer (the “Stock Purchase Agreement”) pursuant to which, on October 16, 2009, Boxer Capital purchased 3,250,000 Ordinary Shares and a warrant (the “Warrant”) to purchase 1,625,000 Ordinary Shares (the “Transaction”). Under the Stock Purchase Agreement, each Investor, and Boxer Capital has a right of first refusal to purchase a pro-rata percentage of any subsequent offering by the Issuer of Ordinary Shares or other securities on the same terms as the other investors participating in such subsequent offering. Boxer Capital’s right of first refusal under the Stock Purchase Agreement will terminate if Boxer Capital ceases to own in the aggregate the number of Ordinary Shares equal to at least 50% of the number of shares purchased in the Transaction. The Stock Purchase Agreement also contained certain closing conditions including: (i) that the Issuer enter into certain severance, retention or employment related arrangements with respect to its management and an agreement that the management of the Issuer be satisfactory to the Lead Investors (defined below) and Abingworth and (ii) that the Board of Directors consist of seven directors, specified therein. The Issuer announced the new members of the Board of Directors in a press release attached as an exhibit to a Form 6-K filed with the SEC on October 13, 2009. The Stock Purchase Agreement also requires that the Issuer file a registration statement with the SEC with respect to the Ordinary Shares issued in the Transaction and the Ordinary Shares issuable upon exercise of the Warrant within sixty (60) days of the closing of the Transaction.
A copy of the Stock Purchase Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Stock Purchase Agreement are qualified in their entirety by reference to the Stock Purchase Agreement.
In addition to the Stock Purchase Agreement, the Reporting Persons have entered into a Warrant Agreement, and a Management Rights Agreement, all of which are described below.

Page 6 of 13 Pages

CUSIP No.	023111206
Warrant Agreement
Pursuant to the terms of the Warrant, the holders of the Warrant are entitled to purchase up to 1,625,000 Ordinary Shares at an exercise price equal to the greater of (i) $1.50 per Ordinary Share (subject to certain adjustments), and (ii) the amount in U.S. dollars equal to the £0.50 per Ordinary Share (subject to adjustment of the par value of the Ordinary Shares as a result of certain events). The Warrants may be exercised at any time on or after the issuance thereof and for a five-year period thereafter.
Pursuant to its terms, the Warrant is only exercisable to the extent that the holders thereof and their affiliates would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, no more than 4.99% of the outstanding Ordinary Shares of the Issuer after exercise.
Except as otherwise provided in the Warrant and the Stock Purchase Agreement, or by virtue of the holders’ ownership of the Issuer’s Ordinary Shares, the holders of the Warrant does not have the rights or privileges of holders of the Issuer’s Ordinary Shares, including any voting rights, until they exercise their Warrant.
A copy of the Warrant is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Warrant are qualified in their entirety by reference to the Warrant.
Management Rights Agreement
The Issuer, Boxer Capital, and the Investors, entered into a Management Rights Agreement (the “Management Rights Agreement”) whereby the Lead Investors (defined below) and Abingworth have the right to designate, under certain conditions, nominees to the Issuer’s Board of Directors.
Pursuant to the Management Rights Agreement, the Issuer agreed that during such time as Fountain Healthcare Partners I, L.P. (and its affiliates), Sofinnova Venture Partners VII, L.P. (and its affiliates), Caduceus Private Investments III, L.P. (and its affiliates) and Longitude Venture Partners L.P. (and it’s affiliates) (each, a “Lead Investor”) beneficially owns the number of Ordinary Shares equal to at least 50% of the number of shares it purchased in the Transaction, determined severally as to each Lead Investor, the Issuer’s Board of Directors will nominate the designee of such Lead Investor for election to the Issuer’s Board of Directors. Additionally, the Issuer agreed that during such time as the Lead Investors beneficially own in the aggregate, at least 25% of the issued and outstanding Ordinary Shares, determined collectively as to them as a group, the Issuer’s Board of Directors will nominate two other designees of such Lead Investors (both of whom will be independent) for election to the Issuer’s Board of Directors. The Issuer has also agreed that during such time as Abingworth beneficially owns the number of Ordinary Shares equal to at least 5% of the Issuer’ outstanding Ordinary Shares, the Issuer’s Board of Directors will nominate the designee of Abingworth for election for election to the Issuer’s Board of Directors.
Under the terms of the Management Rights Agreement, Boxer Capital and the , agreed to vote their Ordinary Shares in favor of the Lead Investors and Abingworth’s nominees to the Issuer’s Board of Directors at any meeting of the Issuer’s shareholders relating to the election of members of the Issuer’s Board of Directors. Additionally, for so long as the Management Rights Agreement remains in effect, each Investor and Boxer Capital has granted an irrevocable proxy to the Lead Investors and Abingworth to vote for the Lead Investor’s and Abingworth’s nominees, provided such Lead Investor or Abingworth, as the case may be, are still eligible to nominate or designate a director.

Page 7 of 13 Pages

CUSIP No.	023111206
A copy of a form of Management Rights Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Management Rights Agreement are qualified in their entirety by reference to the form of Management Rights Agreement.
Acquisition or Disposition of Shares
While the Reporting Persons do not have any current plans, proposals or agreements with respect to the Ordinary Shares except as otherwise disclosed herein, the Reporting Persons may, from time to time and at any time, acquire additional Ordinary Shares in the open market or otherwise and reserve the right to dispose of any or all of the Ordinary Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Ordinary Shares (subject to the terms and conditions of the Stock Purchase Agreement).
Item 5. Interest in Securities of the Issuer.
The description of the Transaction set forth in Item 4 is incorporated by reference.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 4,875,000 Ordinary Shares, representing 4.9% of the Issuer’s outstanding Ordinary Shares (based upon 100,426,974 outstanding Ordinary Shares, the sum of (i) 98,801,974 Ordinary Shares stated to be outstanding as of October 19, 2009, as reported in the Issuer’s Press Release attached as an exhibit to Issuer’s Form 6-K filed with the SEC on October 19, 2009, and (ii) 1,625,000 Ordinary Shares to be issued in connection with the exercise of the Warrant.
The group made up of the Reporting Persons and the Investors, pursuant to the Management Rights Agreement, as more fully described in Item 4, may be deemed to beneficially own in the aggregate 86,294,391 Ordinary Shares, which represents 69.38% of the Ordinary Shares, taking into effect the right to acquire any Ordinary Shares upon the exercise of any warrants issued in the Transaction. For the purposes of calculating the beneficial ownership of the group made up of the Reporting Persons and the Investors, the holdings of the Investors take into account prior holdings and the Ordinary Shares and warrants issued to the Investors in the Transaction.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Ordinary Shares referenced in paragraph 5(a), the Reporting Persons have shared voting power and shared dispositive power with regard to 4,875,000 Ordinary Shares.
(c) Other than the Transaction, the Reporting Persons have not engaged in any transactions in the Ordinary Shares in the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The description of the Transaction set forth in Item 4 is incorporated herein by reference.
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 8 of 13 Pages

CUSIP No.	023111206
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated October 26, 2009, among Boxer Capital, Boxer Management and Joseph Lewis

Exhibit 2	Stock Purchase Agreement, dated October 12, 2009, between the Issuer, the Reporting Persons, the Investors and certain other parties, which is incorporated herein by reference to Exhibit 4.94 to the Form 20-F filed by the Issuer on October 22, 2009

Exhibit 3	Ordinary Share Warrant, dated October 16, 2009, issued by the Issuer to Boxer Capital, incorporated herein by reference to Exhibit B of Exhibit 4.94 to the Form 20-F filed by the Issuer on October 22, 2009

Exhibit 4	Management Rights Agreement, dated October 16, 2009, by and among the Issuer, the Reporting Persons and the Investors, filed herewith

Page 9 of 13 Pages

CUSIP No.	023111206
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC
Date: October 26, 2009	By:	/s/ Aaron Davis
		Name:	Aaron Davis
		Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
	By:	/s/ Jefferson R. Voss
		Name:	Jefferson R. Voss
		Title:	Director

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
Joseph Lewis, Individually

Page 10 of 13 Pages

CUSIP No.	023111206
SCHEDULE A
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS
BOXER CAPITAL, LLC
The executive officers and directors of Boxer Capital, LLC are set forth below. The individuals’ business addresses are 445 Marine View Avenue, Suite 100 Del Mar, CA 92014. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Boxer Capital, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Shehan Dissanayake	Chief Executive Officer	United States
Aaron Davis	Member	United States
Christopher Fuglesang	Member	United States
Boxer Management	Manager	Bahamas
BOXER ASSET MANAGEMENT INC.
The executive officers and directors of Boxer Asset Management Inc. are set forth below. Each individual’s business address is c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Asset Management Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joseph Lewis	Director, President	United Kingdom
Jefferson R. Voss	Director, Vice President	United States

Page 11 of 13 Pages

CUSIP No.	023111206
EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated October 26, 2009, among Boxer Capital, Boxer Management and Joseph Lewis

2	Stock Purchase Agreement, dated October 12, 2009, between the Issuer, the Reporting Persons, the Investors and certain other parties, which is incorporated herein by reference to Exhibit 4.94 to the Form 20-F filed by the Issuer on October 22, 2009

3	Ordinary Share Warrant, dated October 16, 2009, issued by the Issuer to Boxer Capital, incorporated herein by reference to Exhibit B of Exhibit 4.94 to the Form 20-F filed by the Issuer on October 22, 2009

4	Management Rights Agreement, dated October 16, 2009, by and among the Issuer, the Reporting Persons and the Investors, filed herewith

Page 12 of 13 Pages